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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934*
(Amendment No. )

Louisiana-Pacific Corporation
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
546347105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Person Authorized to Receive Notices and Communications:
J. Kevin Ciavarra, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

SCHEDULE 13G

CUSIP No.	546347105	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		6,428,033

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		261,067

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,428,033

WITH:	8	SHARED DISPOSITIVE POWER:

		261,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,689,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.42%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	546347105	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		6,428,033

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		261,067

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,428,033

WITH:	8	SHARED DISPOSITIVE POWER:

		261,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,689,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.42%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	546347105	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		6,428,033

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		261,067

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,428,033

WITH:	8	SHARED DISPOSITIVE POWER:

		261,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,689,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.42%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	546347105	Page	5	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Credit Strategies Fund, a Delaware trust 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,067

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		100,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,067

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.10%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO, IA

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	546347105	Page	6	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Onshore Master SubFund, L.L.C.., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		153,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		153,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	153,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.15%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	546347105	Page	7	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		153,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		153,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	153,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.15%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

CUSIP No.	44930K108	Page	8	of	14 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Equity Opportunities Fund, an investment portfolio of Highland Funds I, a Delaware trust 20-4570552

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.01%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Based on 104,223,074 shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2006.

SCHEDULE 13G

Page	9	of	14 Pages
Item 1(a) Name of Issuer:
Louisiana-Pacific Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
414 Union Street, Nashville, TN 37219
Item 2(a) Names of Persons Filing:
This statement is filed by and on behalf of: (i) Highland Capital Management L.P. (“Highland Capital”); (ii) Strand Advisors, Inc. (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund (“HCF”); (v) Highland Multi-Strategy Master Fund, L.P. (“Master Fund”); (vi) Highland Multi-Strategy Onshore Master SubFund, L.L.C. (“SubFund”), and (vii) Highland Equity Opportunities Fund (“Equity Opportunities”).
Highland Capital serves as an investment adviser and/or manager to other persons, including Equity Opportunities, HCF and Master Fund. Master Fund is the managing member of SubFund. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of other persons, including Equity Opportunities, HCF, Master Fund and SubFund. Strand is the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Mr. Dondero is the President of HCF and the President and a director of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 2(b) Addresses of Principal Business Offices:
The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

Page	10	of	14 Pages
Item 2(c) Citizenship:
Highland Capital Management, L.P. — Delaware
Strand Advisors, Inc. — Delaware
James Dondero — United States of America
Highland Credit Strategies Fund — Delaware
Highland Multi-Strategy Onshore Master SubFund, L.L.C. — Delaware
Highland Multi-Strategy Master Fund, L.P. — Bermuda
Highland Equity Opportunities Fund — Delaware
Item 2(d) Title of Class of Securities:
Common Stock, par value $1.00 per share
Item 2(e) CUSIP Number:
546347105
Item 3 Status of Persons Filing:
Not applicable.
Item 4 Ownership:
(a)	Amount beneficially owned: See Item 9 of each cover page for the respective reporting persons.

Page	11	of	14 Pages
(b)	Percent of Class:

See Item 11 of each cover page for the respective reporting persons.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:
See Item 5 of each cover page for the respective reporting persons.
(ii)	shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons.
(iii)	sole power to dispose or to direct the disposition of:
See Item 7 of each cover page for the respective reporting persons.
(iv)	shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons.
Item 5 Ownership of 5% or Less of a Class:
Not applicable.
Item 6 Ownership of More than 5% on Behalf of Another Person:
Highland Capital serves as an investment adviser and/or manager to other persons, including Equity Opportunities, HCF and Master Fund. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of other persons, including Equity Opportunities, HCF, Master Fund and SubFund. The other persons, including Equity Opportunities, HCF, SubFund and Master Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.

Page	12	of	14 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit A.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	13	of	14 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

Highland Credit Strategies Fund

By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

James Dondero

/s/ James Dondero

Highland Equity Opportunities Fund

By:		Highland Funds I, its management investment company

By:		/s/ James Dondero

Name: James Dondero
Title: President

Page	14	of	14 Pages

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

EXHIBITS
Exhibit A            Identity of Group Members Pursuant to Item 8.
Exhibit B            Joint Filing Agreement, dated February 14, 2007.